[Letterhead of Pall Corporation]
June 22, 2007
Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-0404

Re:	Pall Corporation
Form 10-Q for the quarterly period ended January 31, 2007
File No. 1-4311
Dear Mr. Cash,
I am responding to your letter dated June 1, 2007 concerning the referenced filing of Pall Corporation (the “Company”). Note that the number below corresponds to the number assigned to the comment in your letter.
FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2007
Comment 1. Segment Information
1.	Thank you for the supplemental reports and other information you submitted regarding your segment reporting. In your view the CODM is the Chief Executive Officer and Life Sciences and Industrial businesses are both your operating and reporting segments. As you know, paragraph 10 of SFAS 131 defines an operating segment component of an enterprise:
•	That engages in business activities from which it may earn revenues and incur expenses,
•	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and;
•	For which discrete financial information is available.
-	We note that you prepare and regularly provide to the Chief Executive Office a report, which includes, Sales, Orders, Backlog by Region, by type of Technology (for each region), and detailed submarket reports by region and even country. These reports show

-	year-to-year and budget to actual information. All of this information is provided for the following business components:
•	Medical;
•	Biopharmaceuticals;
•	General Industry;
•	Aerospace;
•	Microelectronics;
We assume that you consider this to be discrete financial information, regularly reviewed by the CODM;
-	Tell us how and when the CODM meets with the Presidents of the Life Sciences and Industrial businesses and the level of financial information reviewed at those meetings. Provide us with representative copies of the financial information regularly shared with the CODM. Tell us the nature of any approval process the Presidents must go through to expend the capital resources allocated to the Life Sciences and Industrial businesses;
-	Please provide us with any additional reports that are regularly used by your two segment Presidents to allocate resources within their respective business segments. Please address the extent to which this information is communicated by the presidents to your own CODM in his capacity as CODM as well as his capacity as CEO;
-	We note from your response that “the CODM make decisions regarding the allocation of capital resources to the two businesses”. It is unclear how such decisions can be made without reasonable knowledge of capital needs below those two levels. Please tell us in detail how he can understand the capital needs, and make informed decisions without further disaggregation below that level.
-	We note from your response that “Resource allocation decisions are made based upon opportunities for sales and profit growth as well as cost management objectives at the Life Sciences and Industrial businesses”. It is unclear to us how such decisions can be made without reasonable knowledge of the profits and costs below those two levels. Please tell us in detail how he can establish profit goals and mange costs, without further disaggregation below that level.
-	We note that “the CODM sets the financial objectives for Life Sciences and Industrial principally around sales and profit growth for each business”. Tell us more about what you mean by this. Tell us how any effective decisions in this regard could be made without a disaggregated understanding of the business.

Response:
Although Sales, Orders, and Backlog by market is information that is provided to and reviewed by the CODM, that information is not considered to be discrete financial information, as that term is utilized within the context of SFAS 131, as it is not sufficient to assess performance and make decisions regarding the allocation of resources.
Commencing in fiscal year 2007, the Company began utilizing a new global financial reporting system. The critical objectives of the new financial reporting system are to provide a tool to:
a)	measure and manage the performance of the Company and each of the two segments in alignment with the new organizational structure,
b)	support the CODM and other management in their decision making capacity, in allocating resources and monitoring the impact of those decisions through cost-effective transparency of results of each segment,
c)	support earnings growth and other financial objectives, and
d)	provide a single source database for consistent, reliable financial information that would be used by multiple constituents including the CODM, the segment managers/Presidents and the operational management of the segments.
The new financial reporting system was designed so that each reporting entity (which are the legal entities and/or sites/locations that are specifically identified as either Life Sciences, Industrial or Corporate/Shared Services) submits its trial balance based on the following financial reporting policies:
•	Sales by market
•	Cost of Sales (“COS”), Selling, General and Administrative (“SG&A”) and Research and Development (“R&D”) as either Life Sciences, Industrial or Corporate/Shared Services
•	Balance Sheet accounts as either Life Sciences, Industrial or Corporate
The aggregation of the three elements of financial information in accordance with the financial reporting policies described above are the components that comprise the operating results regularly reviewed by the CODM to assess performance and make effective resource allocation decisions.
Prior to the realignment of the financial reporting structure to support the reorganization of the Company as disclosed in our 2006 and prior Form 10-Ks, there was a significant degree of allocation of centrally managed pools of costs to the five segments and included in the measurement of operating profit when assessing performance. After the reorganization, each of the segments now has direct responsibility for its own global manufacturing, research and development, sales and marketing, finance and human resources (“HR”) functions with the related pool of costs reported in accordance with the reporting policies described above. All employees of the Company were specifically aligned to Life Sciences, Industrial or Corporate/Shared Services and all manufacturing sites were designated as either Life Sciences or Industrial. The new structure significantly reduces the need for cost allocations given that the majority of functions are now specifically managed by and identifiable to either Life Sciences or Industrial and reported as such as discrete financial information as part of the global monthly financial reporting and consolidation process. This has facilitated greater transparency of the

Company’s results enhancing the Board of Directors (the “Board”) and Company management’s ability to assess and monitor performance and progress against strategic initiatives.
Moreover, the ability to report discrete financial information at that level in accordance with the reporting policies described above has enabled the Company to expand the disclosures within the Review of Operating Segments in Management’s Discussion and Analysis (“MD&A”) that commenced with the Company’s Form 10-Q for the quarterly period ended October 31, 2006. The Company now presents Sales by market and geography, COS, SG&A and R&D for the Life Sciences and Industrial segments with the related discussion organized to align to those variables thereby providing enhanced transparency to investors and other users of our financial statements consistent with how the Company is managed in accordance with the spirit of SFAS 131. Prior to fiscal year 2007, the Company disclosed sales and total operating profit by market segment only which contained a greater degree of allocation resulting in limitations on the usefulness of the information to the Board, management, and investors.
As part of the Company’s operating rhythm, there are four processes that provide the mechanisms to support the CODM’s resource allocation decisions and performance assessments as follows with further discussion outlined below:
Resource Allocation:
1)	Annual Strategic Planning
2)	Annual Business Planning/Budgeting
Performance Assessment:
3)	Business Performance Reviews
4)	Periodic meetings of the executive management team
Resource Allocation:
1)	Annual Strategic Planning sessions — one session for each segment that are organized around three broad categories consistent with how each segment is structured:
•	Marketing — each of the Market Leaders, whose responsibility is to manage their respective Sales and Marketing organizations, review the opportunities to expand their target markets sales through product, geographic, pricing, and marketing opportunities that have been identified to meet the Company’s long-term sales growth objectives. The target markets are Medical and BioPharmaceuticals for the Life Sciences segment and General Industrial, Aerospace and Transportation, and Microelectronics for the Industrial segment.
•	Operations — the Operations Leader of each segment, whose responsibility is to manage their respective global manufacturing and supply chain organizations, reviews the significant initiatives that will minimize the cost structure and optimize the performance of the global manufacturing organization and supply chain activities over the long-term in support of the market opportunities identified in each target market as well as identify any significant capital expenditures needed to support those initiatives. It is in this area that most of the Company’s capital expenditures occur.
•	General & Administrative (“G&A”) and R&D expenses — each of the G&A (e.g. HR, Finance) and R&D functional leaders of each segment reviews the significant initiatives that will minimize the cost structure and optimize the performance of their respective function over the long-term in support of the growth of the Company and market opportunities identified in each target market.
•	Additionally, the two segment Presidents may identify any potential acquisition opportunities viewed as avenues to fill in gaps in technology or product offerings to enable the Company to further pursue its Total Fluid Management strategy.
Based on all of the information and input obtained through the Strategic Planning sessions, the CODM makes resource allocation decisions to those initiatives that are deemed to optimize the Company’s ability to achieve the total Company financial objectives, both short-term and long-term, as well as the objectives for the two segments to support the total Company financial objectives. Two of the Company’s recent strategic initiatives, the facilities rationalization and EuroPall initiatives, have been discussed in our communications with our investors including commentary provided in the MD&A section of our Form 10-K for the fiscal year ended July 31, 2006 and our Form 10-Qs throughout fiscal year 2007. Those initiatives are global in scope and are managed by and with progress measured at a segment level.
2)	Annual Business Planning/Budget Review sessions — one session for each segment follows the Strategic Planning sessions in which in-depth plans and progress against those plans is reviewed for the current and prior years strategic initiatives along with the Annual Budget for the next fiscal year. The Business Planning/Budget Review sessions serve as the forum to provide the specific roadmap for how the two segments will:
a)	execute on the strategic initiatives approved by the CODM,
b)	meet the financial objectives established by the CODM, and
c)	establish the basis for which performance will be assessed by the CODM in the next fiscal year.
The Business Planning/Budget Review sessions are conducted in the same manner as the Strategic Planning sessions, that is, Marketing is reviewed with the Market Leaders, Operations with the Operations Leaders and G&A and R&D with the functional leaders, however, they are primarily focused on the next fiscal year. This new process is a significant divergence from how the Company conducted its planning and resource allocation prior to the reorganization of the Company. Under the prior Company structure, the forecasting process consisted of four bottoms-up projections performed during each fiscal year that were prepared and submitted by every reporting entity and geography. Summary reports by region and by entity were published quarterly in an Operating Committee Book. The Operating Committee, which consisted of the 14 most senior members of management worldwide, would meet quarterly to review actual reports and projections. As the reorganization of the Company evolved, that structure was replaced with the existing organizational structure of two Presidents (who are the segment managers) that report directly to the CODM and the forecasting process was replaced with the Strategic Planning and Business Planning/Budget Review sessions described above.
Performance Assessment:
3)	Quarterly Business Performance Reviews — one review held for each segment in which quarterly actual performance and outlook for the next fiscal quarter and remainder of the fiscal year is reviewed.
In addition to reviewing the specific, discrete financial reporting information provided as Exhibit A in our initial response letter dated May 16, 2007, the additional mechanism utilized by the CODM to assess performance includes the Quarterly Business Performance Reviews. At those reviews, the President, Group Financial Officer, and Operations Leader of each of the two Segments discuss with the CODM and Chief Financial Officer sales performance as well as the key variables impacting COS, SG&A, and R&D. The discussion of the key variables includes a comparison to prior year and against budget as well as ad hoc analyses of the impact of such factors as pricing, volume, product and market mix, cost savings and any other relevant information to provide insight into the segment operating results. The CODM utilizes the Quarterly Business Performance Reviews to gain an in-depth understanding of the factors driving performance of each segment beyond the financial information that is gleaned from the specific, discrete financial reporting information provided and also serves as a vehicle for continuous monitoring of the execution against the initiatives presented at the Strategic Planning and Business Planning/Budget Review sessions.
In order to prepare for the Quarterly Business Performance Reviews with the CODM and the Company’s Chief Financial Officer (“CFO”), the two segment Presidents conduct a review of each reporting entity, again, principally organized around a review of sales by market and geography and a review of operations and related cost of sales by manufacturing site. The reporting entity reviews provide the two segment Presidents and their executive teams, such as the Group Financial Officer and Operations Leader, with a more in-depth understanding of the financial performance of their global business. This information is not provided to or reviewed with the CODM in his capacity as either CODM or CEO.
4)	Periodic meetings (on average, two times per month) of the executive management team (comprised of the CEO, the two segment Presidents, and the CFO) in which quarter-to-date actual performance and outlook for the remainder of the quarter and year for each segment is reviewed along with any other matters (primarily corporate governance related).

See Exhibit A-1 for representative copies of the information shared with the CODM at the Quarterly Business Performance Reviews as well as copies of the additional reports that are regularly used by our two segment Presidents.
We trust that this additional information will assist in a more complete understanding of the Company’s Segment Reporting determination. Thank you for your consideration of our responses to your comments and if you have any questions, please do not hesitate to contact me at (516) 801-9808.
Sincerely,
/s/ LISA MCDERMOTT
Lisa McDermott
Chief Financial Officer
     and Treasurer

Exhibit A-1
Confidential Treatment Requested by Pall Corporation